One International Place, 40th Floor

100 Oliver Street

Boston, MA 02110-2605

+1 617 728 7100 Main

+1 617 426 6567 Fax

www.dechert.com

THOMAS FRIEDMANN

thomas.friedmann@dechert.com

+1 617 728 7120 Direct

+1 617 275 8389 Fax

April 20, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Megan Miller and Michael Rosenberg, Esq.

Re:	PennantPark Investment Corporation (the “Company”)
Registration Statement on Form N-2
File Number: 333-263564

Dear Ms. Miller and Mr. Rosenberg:

Thank you for each of your telephonic comments on April 11, 2022 and April 4, 2022, respectively, regarding the Company’s Registration Statement on Form N-2 (Registration No. 333-263564) (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2022. We describe below the changes the Company has made in response to your comments in Amendment No. 1 to the Registration Statement (the “Amendment”) that the Company filed on April 20, 2022. For your convenience, your comments are presented in bolded text below followed by the Company’s response.

Legal Comments

1.	Update all omitted or inaccurate material information, if any, including all information in the Statement of Additional Information, which must be filed by amendment.

Response: The Company conforms that it has included all material information in the Amendment.

2.

Confirm that the calculation of registration fees by the Company will be (i) contained in reports filed with or furnished to the Commission under Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Act”); (ii) incorporated by reference into the Registration Statement; or (iii) included in a form of prospectus filed under Rule 424(b) under the Act.

United States Securities and Exchange Commission April 20, 2022 Page 2

Response: The Company confirms that the calculation of registration fees will be contained in reports filed with or furnished to the Commission under Sections 13 or 15(d) of the Act; (ii) incorporated by reference into the Registration Statement; or (iii) included in a form of prospectus filed under Rule 424(b) under the Act.

3.

Disclose any outstanding and listed securities such as notes, preferred stock or warrants (collectively, the “Listed Securities”) of the Company in paragraph 5 on the cover page of the Registration Statement.

Response: The Company confirms that it has disclosed all Listed Securities in paragraph 5 on the cover page of the Registration Statement.

4.

Amend the disclosure in the last sentence of paragraph 1 on page 2 of the filed prospectus under the section “Our Investment Adviser and Administrator” related to aggregate investments that have been made by the “Adviser” to instead reflect that such investments have been made by the Company as the Registrant.

Response: The Company has amended the above disclosure in the prospectus related to aggregate investments made by the “Adviser” to also disclose the amount of investments that have been made by the Company as a Registrant.

5.

Clarify whether there is an overlap with investments made by the Registrant with regard to the table on page 30 of the prospectus, which discloses investments managed by the portfolio manager in “Other Managed Funds” that have an investment focus in “Other credit opportunities.”

Response: The Company confirms that, with respect to the table on page 30 of the prospectus, there is no overlap between investments made by the Company and the amount of investments managed by the portfolio manager with an investment focus in “Other credit opportunities” as disclosed under “Other Managed Funds.”

Accounting Comments

6.

Item 5 of the Company’s Annual Report on Form 10-K, filed on November 17, 2021 (the “Form 10-K”), states that the Company’s shares have traded above and below its net asset value per share (“NAV”); however, the table presented in response to this item shows that, during the past two fiscal years, the Company’s shares have only traded at a discount to its NAV. Confirm whether this statement is accurate and, if not, revise in future Annual Reports.

Response: The Company respectfully notes that its shares have previously traded at a premium to NAV; however, the Company undertakes to revise this disclosure

United States Securities and Exchange Commission April 20, 2022 Page 3

in future Annual Reports if its shares have consistently traded at a discount to NAV during the prior two fiscal years. The Company has also revised the disclosure in the Amendment accordingly.

7.	Include in the Amendment the Company’s financial highlights for the past ten fiscal years, as required by General Instruction 3 to Item 4.1 of Form N-2.

Response: The disclosure has been revised accordingly.

8.	Update the Senior Securities Table to include figures as of December 31, 2021, as required by Instruction 1 to Item 4.3 of Form N-2.

Response: The disclosure has been revised accordingly.

9.	Include a Summary of Risk Factors that does not exceed two pages in length, as required by Item 105(b) of Regulation S-K.

Response: The Company respectfully notes that the Summary of Risk Factors required by Item 105(b) of Regulation S-K has been incorporated by reference into the Registration Statement from pages 3-4 of the Form 10-K.

*        *        *

Should you have any further comments or questions, please contact the undersigned at (617) 728-7120 or at thomas.friedmann@dechert.com. Thank you for your attention to this matter.

Sincerely,

/s/ Thomas Friedmann

Thomas Friedmann